RUTH HEALTH

Equitable tech-enabled healthcare for Moms nationwide



ruthhealth.com Los Angeles, California



Technology Healthcare Subscription Health & Fitness Childcare

Highlights

1. Join top investors—$3.1M in funding from Giant VC, YC, Techstars, UnitedHealthcare, Crista Galli
2. 9 out of 10 patients would recommend—94 NPS score (Apple's: 51, Airbnb's: 74)
3. Fast-growing traction: revenue up 60% in Sept 2022, nearly 200 patients to date
4. Major B2B contract secured with a subsidiary of the largest insurance company in U.S.—go live: 2023
5. 70% patient retention rate (industry standard=52%)
6. Ask A Doula membership expands access to doulas via text, promoting health equity
7. Repeat founders with one exit in 2019 to Reliance Jio (India's largest telecom)
8. TikTok community with 1M+ views, 10% engagement + converting

Our Team



Alison Greenberg Co-Founder + CEO

3x Founder | YCombinator alumna | Yale B.A. | Worked for Genentech, Pfizer, CVS Health

> Maternal health in America is our life's work. From unmet needs due to shrinking standards of OB care to minimal prevention, women are underserved. Ours is the highest maternal mortality / morbidity rate of any nation in the developed world. Even well-off, insured women don't get the care they deserve. Our mission is to improve care for every body.



Audrey Wu Co-Founder + COO

3x Founder | YC alumna | UCLA B.A. | 2019 exit to Reliance Jio | Former Co-Founder + CEO at Convrg (acquired 2019)



Dr. Vivian Greenberg Chief Medical Officer

40-year OBGYN | Built + Sold private practice in Philly area | MD MPH | Alison's mother!



Amit Gupta CTO

2x Founder + 2x exits | 2019 exit to Reliance Jio | Forbes Technology Council Member



Stacie Velehradsky VP of Product

Techstars alumna | Strategic product leader with 12+ years of experience | Previously led product at Aavia and DaVita Kidney Care



Kimberly McFerron Head of Birthwork

Certified Doula | Certified Corrective Exercise Specialist + Perinatal Fitness Expert |

Why Ruth Health?





Centralized Care Hub
For pregnancy + postpartum

October 2022



We're on a mission:
To make quality, joyful maternal healthcare accessible for every body. 🧡

Expecting parents today need our help ➡️

The current journey from pregnancy to postpartum is **a complex patchwork**



Nutritionist
Pelvic Floor Therapy
Pelvic Floor Therapy
Social Worker
C section Recovery Therapy
Lactation Support
Pelvic Floor Therapy
Prenatal OBGYN Visit
BIRTH
Postpartum OBGYN Visit
Doula
Doula
Doula
Childbirth Educator
Childbirth Educator
Occupational Therapy
Pregnancy Fitness Educator
Sleep Counselor
Psychologist

Ruth Health 2

...with multiple disparate providers, long waitlists and little support

> **"I gave birth and then only got to see my doctor once after 6 weeks. Before and after, I was alone—no resources, no support."**
>
> Krystal, Ruth Health patient

What mothers are dealing with:

- 10-15 prenatal doctor visits, but JUST ONE postpartum
- Multiple disparate providers beyond OBGYN (pelvic floor PT, doula, lactation consultant, etc.)
- Up to 6-month waitlists, unmet needs

Ruth Health 3

The traditional pregnancy-to-postpartum care model alone isn't enough to support a healthy pregnancy and postpartum recovery. Navigating supplemental services is a nightmare — logistically, financially.

Prior to finding us, patients have reported waitlists at 2 weeks to see a Lactation Consultant, 6 months to see a Pelvic Floor Therapist, and 4 months to talk to a doula. Patients in **rural America** may have to travel up to 2 hours to see a provider. 😤

We knew there had to be a better way. So we built it with telehealth.

Our **centralized perinatal care hub:** one-stop-shop for maternal care needs

> "I got quick, expert help with my incontinence. It took away the pain and fear."
>
> Haylie, Ruth Health patient

How we can help:

- Collaborative 1:1 care + subscription services
- Evidence-based resources
- Multiple, vetted providers on one proprietary patient portal + platform
- Half the cost of in-person care
- Flexible mix-and-match packages

Care Hub platform
How it works

1. Select a service:

   Pelvic Training + Recovery

   C-Section Recovery

   Lactation Support

2. Self-schedule

3. Pay

4. Simple onboarding



📧 **We even put a doula in your pocket,** so anyone anywhere in America—from 9-months pregnant moms in rural Georgia to brand new dads in San Francisco—can get answers from a Certified Doula who cares.

We've even supported **LIVE BIRTHS!** See a few of those sweet babies below:



I wanna understand more bout Ruth project so I can refer other ladies to u. U were a lifesaver



Oo okay thanks! U ok with my sharing that website link for Ruth org for other moms? I would love to highloght your services. U have been a blessing

Aug 26, 2022 3:02 PM • (213)

Thank you so much for checking in on me during this time, I truly appreciate it so much 😢

1:42 PM



This product took off in just two months! 🚀

Our Newest Product



Ask A Doula

Live since 8/22 - already 54% of patients

- $3.99/month subscription to text Doulas on demand

- Supported 60+ patients and during 6 LIVE births

- MRR + lead gen—discounts to existing 1:1 sessions

- Builds on demand via 1 million+ views + almost 10k followers from Doula series on TikTok

Patient feedback: NPS score of 94!

> **Love** the texting experience, she **responds fast** and is **extremely helpful**!
> –Makya

> **I'd recommend this to all moms.**
> –Alicia



Doulas can help with
- Perinatal advice
- Prep for birth
- Postpartum support
- Product recos
- Practice w birthing positions

Ruth Health

Patient Feedback: *"everything every woman deserves"*

> **I found Ruth Health** on TikTok, **and I'm glad I did**. My doula helped me create a birth plan and has been very comforting!
> – *Julia P.*

> At Ruth Health, **I felt heard, seen, and validated**.
> – Susana C

> Ruth Heath is easy, at home, helpful – **everything every woman deserves** after literally growing a dang miracle.
> – Kelsey L.

> After just two sessions with my pelvic floor therapist, **I'm well on my way to feeling better.**
> – Marissa V.

Ruth Health

But we don't just sell to satisfied patients... we're also going after B2B clients from small businesses to huge national employers. Every employee deserves better maternal care coverage from their job. 🧑🏾‍🍼

Go-to-Market Strategy
3 core channels for customer acquisition







1. Direct to consumer, paid media
- Adwords
- TikTok
- Meta

2. Via OB/GYNs: 200+ physician referral partners
- Pharma sales rep model
- ACOG (American College of Obstetrics + Gynecology—largest women's health conference in the US)

3. B2B
- Employee benefits
- Payers + partners (UHG subsidiary: 20k users/month)

Ruth Health

🔴 With over 3 million births per year, our opportunity is huge. Even just taking care of those with private insurance or Medicaid, there are **2.1 MILLION moms and parents** who need our help. 🔴

TAM

The market opportunity



3.6M
US births per year
(per 2021 + _growing_ via rising birth rate)

2.1M
Are insured

$4,500*

Average out-of-pocket healthcare spend per insured pregnancy

$9.2B

US maternal healthcare out-of-pocket market (insured pregnancies only)

$460M

Ruth Health opportunity
(if only 5% captured)

*Source: Moniz et al, Health Affairs 39:1, 2020

Ruth Health is making individualized expert care **accessible to more mothers**



We're one of **the only** platform across verticals with a collaborative care model and the ability to work both within and beyond payers affordably.

Our growth is accelerating as of fall 2022, with no signs of stopping.

Growth over one year in business
Traction

180+
patients & users

70%
avg retention of patients
(compare to 52% industry avg)

B2B
Major B2B contract with subsidiary of UnitedHealth Group to go live before '23

100
NPS score to date

2022 REVENUE (MONTHLY)

Revenue up nearly 60% in September 2022
*forward looking projections cannot be guaranteed

And there is so much more work to be done from here—with your support!

Our Vision
Where we're headed long-term





<1 year – Move to a subscription model

- Ask A Doula: texting, video calling
- Full library of evergreen exercise content
- Live + pre-recorded group sessions
- PC registration—to accept insurance
- Shift to subscription access with discounts for 1:1

3-5 years – Expansion to new verticals

- Expansion to new verticals: nutritionists, sleep counselors, occupational therapists
- B2B licensing to hospitals, employers, birth centers

Why invest? **Because women deserve better.** Because we're a female-founded company built for us, by us.

And because **giants like YCombinator, UnitedHealthcare Accelerator Powered by Techstars, Crista Galli, and our lead investors at Giant Ventures already made their bet on us.**

Fundraising
What we're raising

Raising $2M on a $15M cap—top up on Seed round

- Pre-seed round (closed May 2021) $600,000
- YCombinator investment (closed June 2021) $125,000
- Seed Round (closed Sept 2021) $2.4M
- Total Raised $3.1M

Current Investors

Y Combinator   CITY LIGHT   United Healthcare   techstars_   GIANT VENTURES   CRISTA GALLI VENTURES

TORCH CAPITAL   GFC   EMMELINE ventures   SOMA CAPITAL   Gaingels

Raising up to $1,235,000 through Reg CF

Why now & how we'll use the funds
Building on our momentum

	Q3 22	Q4 22	Q1 23	Q2 23	Q3 23	Q4 23

MARKETING
Ramp up marketing—3+ major paid media campaigns
- TikTok promotions
- Pinterest promoted pins
- Affiliate marketing

PRODUCT
Build out new product—integrate EHR, enhance provider portal

Build out subscription access hub content

TEAM
Headcount—double providers in coming year

And behind all this technology, we are the humans behind the mission.

We won't stop until maternal care serves every body. 🧡

Meet the Senior Team
We are on a mission

We are on a mission

Alison Greenberg
Co-founder, CEO

3x founder

YCombinator alumna

Yale · Genentech · OmnicomGroup · CVS Health

Audrey Wu
Co-founder, COO

3x founder

YCombinator alumna

2019 exit to Reliance Jio

UCLA · Deloitte · convrg · Reliance Jio

Dr. Vivian Greenberg
MD, MPH, FACOG
Chief Medical Officer

40-year **OBGYN**

Built and sold private practice

Abington Jefferson Health

Amit Gupta
CTO

2019 exit to Reliance Jio (Audrey's ex-cofounder)

2x founder/2x exits

AIG · Forbes Business Council · convrg · Reliance Jio

Stacie Velehradsky
VP, Product

Experienced Product thought leader

Techstars alumna

DaVita Kidney Care · AAVIA

Kimberly McFerron
Head of Birthwork

Certified **Doula**

Certified Corrective Exercise Specialist + **Perinatal Fitness Expert**

EQUINOX

Ruth Health 16

RUTH HEALTH

Thank You!

-Alison + Audrey

alison@ruthhealth.com

RuthHealth.com